300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States	Facsimile:
To Call Writer Directly:		+1 312 862 2200
+1 312 862 7317	+1 312 862 2000
robert.goedert@kirkland.com
www.kirkland.com

January 22, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan
Christine Dietz
Jeff Kauten
Jan Woo
Re:	Juno Topco, Inc.
Draft Registration Statement on Form S-1
Submitted December 20, 2019
CIK No. 0001721947

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Juno Topco, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 15, 2020, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on December 20, 2019.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the applicable Staff comment.  In addition to

Beijing  Boston  Dallas  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Industry Background, page 2

1.                                      Please revise to clearly state whether you have any exclusive agreements or arrangements with Apple as a customer or channel partner. To the extent that your business operations are not directly correlated to the corporate operations of Apple, please revise your discussion of Apple’s corporate history and background to focus on Jamf’s business performance.

Response

The Company advises the Staff that it does not have any exclusive agreements or arrangements with Apple, either as a customer or as a channel partner. The Company’s relationship with Apple is multifaceted.  Most importantly, the Company’s business is to offer an infrastructure and software platform to enable enterprise deployments of the Apple ecosystem.  While we have always worked closely with Apple’s worldwide developer relations organization in an effort to support all new Apple innovations the moment their hardware and software is released, we do not have any agreements or arrangements with Apple (whether exclusive or otherwise) that govern this aspect of our relationship.  Our mutual cooperation is purely voluntary.  As a separate matter, Apple is also a customer and uses the Company in the same manner as any of the Company’s other enterprise customers to manage the deployment of Apple devices at Apple. Finally, Apple is a channel partner, both in education where they resell our software solutions to K-12 and higher education organizations in the United States, and in retail, offering our software solutions to businesses through the Apple retail stores in the United States.  While the Company is proud that Apple is both a customer and channel partner, it is the fact that the Company’s entire business is driven by and dependent upon the adoption of Apple devices in the enterprise that makes its business operations directly correlated to the corporate operations of Apple.  Put simply, the history of Apple’s adoption by the enterprise is the history of the Company.  The future of Apple’s success, or failure, in the enterprise is the future of the Company.  Every new product release and every new software update by Apple means both new opportunities for the Company to expand Apple’s adoption by the enterprise, but also means new challenges for the Company to adapt the product or software to the enterprise.  For these reasons, the Company believes that its disclosure relating to Apple in the Industry Background is critical for investors to understand the industry in which the Company operates.

Our Relationship with Apple, page 6

2.                                      Please discuss the material terms of the agreements that you have with Apple including the term and termination provisions. To the extent that you are substantially dependent on your relationship with Apple, please file the agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

The Company advises the Staff that it has separate contracts with Apple governing its relationships as both a customer and as a channel partner.  All of these agreements were entered into in the ordinary course and negotiated at arms’ length.  While the Company is proud that Apple is a customer, and believes that speaks to it being the “standard” in Apple ecosystem management for the enterprise, neither Apple nor any other individual customer is material to the Company’s results of operations. Sales to Apple as a customer accounted for less than 1% of the Company’s total revenue for fiscal 2018, and the Company does not expect this percentage to materially change for fiscal 2019. Moreover, while Apple is an important channel partner, it only represents approximately 9% of bookings for fiscal 2018. As a result, the Company is not substantially dependent upon its services as a channel partner.  The Company advises the Staff that it has determined that its agreements with Apple are not required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K, which requires contracts made in the ordinary course of business to be filed if the registrant’s business is substantially dependent upon them.  In addition, the Company does not believe that adding disclosure to the Prospectus regarding the term and termination provisions of the customer and channel partner contracts with Apple would be meaningful to investors, as the Prospectus does not contain similar disclosure for other customers or channel partners.

Our Sponsor, page 9

3.                                      Please discuss the Director Nomination Agreement that you will enter into with Vista in connection with this offering and identify the directors who will serve as the Vista nominees.

Response

In response to the Staff’s comment, the Company has added a cross reference to the more comprehensive description of the Director Nomination Agreement on pages 131 and 132 of the

Prospectus, and has also added disclosure on page 132 of the Prospectus regarding which affiliates of Vista will serve as directors at the time of the offering.

The Company advises the Staff that the Director Nomination Agreement will be entered into substantially concurrently with the consummation of the offering contemplated by the Prospectus. Vista will not designate any directors pursuant to the Director Nomination Agreement until the Company’s first annual meeting of its stockholders, which will include an election of a select class of the Company’s directors. The current directors of the Company have been duly appointed by the Company’s board of directors in accordance with Delaware law and the Company’s certificate of incorporation.

Risk Factors

Risks Relating to Our Business

We derive a substantial portion of our revenue from one product…, page 24

4.                                      Please provide additional context regarding your statement that sales of subscriptions to your Jamf Pro product accounted for a substantial portion of you revenue by disclosing the amount or percentage of your revenue derived from your Jamf Pro product.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 24 of the Prospectus, to delete the struck through language below and to add the bolded language below:

In fiscal 2018, sales of subscriptions to our Jamf Pro product accounted for ~~a substantial portion~~ approximately 72% of our total revenue.

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 74

5.                                      We note your measure of Non-GAAP Gross Profit appears to exclude the amortization of developed technology. Please revise to further explain why you believe the measure is useful to investors and how it is useful when evaluating your “core” operating performance. In this regard, we note that developed technology assets would appear to contribute to revenue generation.

Response

In response to the Staff’s comment, the Company has revised its disclosure of Non-GAAP Gross Profit on page 74 of the Prospectus to delete the struck through language below and to add the bolded language below:

We use Non-GAAP Gross Profit to understand and evaluate our core operating performance and trends and to prepare and approve our annual budget. We believe Non-GAAP Gross Profit is a useful measure to us and to our investors to assist in evaluating our core operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metric eliminates the effects of variability of stock-based compensation expense and ~~amortization expense~~ amortization of acquired developed technology, which are non-cash expenses that may fluctuate for reasons unrelated to overall operating performance.

The Company further advises the Staff that the amortization of acquired developed technology relates solely to intangible assets acquired in acquisitions and does not include amortization of capitalized software development costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 79

6.                                      Please revise to disclose the actual dollar-based net retention rate for each of the last seven fiscal quarters and discuss any significant fluctuations in such rates.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 80 to include its dollar-based net retention rate for the last seven fiscal quarters by adding the bolded language and table below:

Our dollar-based net retention rates have exceeded 115% ~~for~~ as of the end of each of the last seven fiscal quarters for the trailing twelve months and are primarily attributable to an expansion of devices. We believe our ability to cross-sell our new solutions to our installed base, particularly Jamf Connect and Jamf Protect, will continue to support our high dollar-based net retention rates. The following table shows our actual dollar-based net retention rate as of the end of each of the last seven fiscal quarters for the trailing twelve months:

	Trailing Twelve Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
Dollar-Based Net Retention Rate	120%	118%	119%	117%	119%	120%	118%

Critical Accounting Policies

Stock-Based Compensation, page 90

7.                                      Please revise to expand your disclosures regarding the methods that management used to determine the fair value of the company’s stock, the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective. Further, disclose that the estimates will not be necessary to determine the fair value of the new awards once the underlying shares begin trading.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Prospectus to add the bolded language below, which expands disclosures regarding the methods management used to determine the fair value of the Company’s common stock:

Common Stock Valuation

Because our common stock is not yet publicly traded, our Board establishes the fair value of the shares of common stock underlying our stock-based awards. These estimates are based in part upon valuations provided by third-party valuation firms.

As there is no public market for our common stock, our Board exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of our common stock in accordance with the American Institute of Certified Public Accountants Practice Guide,

Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide. The factors considered by our Board in estimating the fair value of our common stock include the following:

•                  Contemporaneous valuations performed regularly by unrelated third-party specialists;

•                  Our historical operating and financial performance;

•                  Likelihood of achieving a liquidity event, such as the consummation of an initial public offering or the sale of our company given prevailing market conditions and the nature and history of our business;

•                  Market multiples of comparable companies in our industry;

•                  Market multiples of current acquisitions in our industry;

•                  Stage of development;

•                  Industry information such as market size and growth;

•                  The lack of marketability of our securities because we are a private company; and

•                  General macroeconomic conditions.

In valuing our common stock, our Board determines the value using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and subsequently applied to our financial results to estimate our enterprise value. Also, our market approach factors in multiples on recent acquisitions in our industry.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, including those regarding our future expected revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuations at each valuation date and may have a material impact on the valuation of our common stock.

Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

8.                                      Please provide us with a breakdown of all stock-based compensation awards granted in 2019 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Response

In response to the Staff’s comment, below is a breakdown of all stock-based compensation awards granted in 2019:

Stock Options Granted

The Company granted time-based stock options during the 2019 fiscal year as follows:

Grant date	Shares underlying stock options	Exercise price (per share)
11/4/2019	966.67	$903.14
11/18/2019	966.67	$903.14

In addition, the Company granted options subject to performance and market conditions during the 2019 fiscal year as follows:

Grant date	Shares underlying stock options	Exercise price (per share)
10/10/2019	11,475	$903.14
11/4/2019	483.33	$903.14
11/18/2019	483.33	$903.14
12/10/2019	2,587.5	$957.46

Restricted Stock Units Granted

The Company granted the following restricted stock units during the 2019 fiscal year as follows:

Grant date	Shares underlying RSUs
11/13/2019	332

Analysis of Fair Value of Grants

The Company has historically obtained third-party valuations on a quarterly basis for use in setting the strike price of employee stock options. These third-party valuations are as of the last day of a quarter, and are typically completed midway through the subsequent quarter.  The Company’s practice is to rely on the most recently completed valuation in setting option strike prices unless factors suggest that such reliance would not be reasonable.  The strike prices of the options granted on October 10, November 4 and November 18, 2019 were all based on the June 30, 2019 valuation of $903.14 per share that was completed on August 20, 2019.  The strike price of the options granted on December 10, 2019 was based on the September 30, 2019 valuation of $957.46 per share that was completed on November 26, 2019.  The change between the two valuations was primarily driven by increased sales and improved profitability of the business from June 30, 2019 to September 30, 2019. There were no changes in the valuation methodology. Market assumptions were updated for current market economics.

At the time of each option grant detailed above, and for a period in which an RSU grant was made, for purposes of financial reporting, the Company’s board of directors carefully considers all relevant information available to it in addition to the most recent available third-party valuation in determining the fair value of the underlying common stock at the grant date. The Company is currently undertaking its year-end financial statement close process for the 2019 fiscal year and accordingly any compensation expense the Company will recognize in connection with the 2019 grants is not final and may be subject to change. The Company acknowledges that it will continue to update this analysis through the effectiveness of the Registration Statement.

Business

Overview, page 94

9.                                      We note your statement that your net promoter score significantly exceeds industry averages. Please disclose your net promoter score and clarify the method by which you calculate your net promoter score. Explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 65, and 94 of the Prospectus to add the bolded language below, which discloses the Company’s net promoter score and the calculation method, as well as how the Company uses the net promoter score and the assumptions and limitations of such calculation.

Page 2 and 94

Our focus on customer success and innovation has resulted in a Net Promoter Score that significantly exceeds industry averages. For further discussion on our Net Promoter Score, see “Market and Industry Data”.

This prospectus includes references to our Net Promoter Score. A Net Promoter Score is a metric used for measuring customer satisfaction and loyalty. We calculate our Net Promoter Score by asking customers the following question: “How likely are you to recommend Jamf to another organization?” Customers are then given a scale from 0 (labeled as “Not at all likely”) to 10 (labeled as “Extremely Likely”).   Customers rating us 6 or below are considered “Detractors”, 7 or 8 are considered “Passives”, and 9 or 10 are considered “Promoters”. To calculate our Net Promoter Score, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of overall respondents were Promoters and 10% were Detractors, our Net Promoter Score would be 40. The Net Promoter Score gives no weight to customers who decline to answer the survey question. This method is substantially consistent with how businesses across Enterprise Software and other industries typically calculate their Net Promoter Score.

Our most recent Net Promoter Score as of December 31, 2019 for our products Jamf Pro, Jamf Now and Jamf Connect on a consolidated basis was 55.6.  We use our Net Promoter Score results to anticipate and provide more attention to customers who may be in the Detractor category and, for those in the Promoter category, as a predictive indicator of a customer’s desire to remain a customer for the long-term.

The Company advises the Staff that there are no other limitations or assumptions the Company takes into account when calculating its net promoter score.

10.                               You disclose that your customers include “many highly recognizable brands and organizations” including some of the largest global technology companies and largest U.S. banks. Please explain whether these customers are representative of your overall customer base or together represent a material portion of your revenue.

Response

In response to the Staff’s comment, the Company advises the Staff that its customer base consists of large-scale enterprises, K-12 and higher education organizations, small-to-medium-sized businesses, hospitals and government agencies, as disclosed in the Prospectus. The Company believes that further highlighting the types of large-scale enterprises, which include many highly recognizable brands and organizations, is material disclosure for investors.

Sales and Marketing, page 108

11.                               Please disclose the percentage of your sales that are facilitated by Apple Inc.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to add the bolded language below, which discloses the percentage of the Company’s sales facilitated by Apple:

One of our notable channel partners is Apple, which, as a channel partner, facilitated approximately 9% of our bookings for the year ended December 31, 2018.

Underwriting, page 152

12.                               Please disclose the exceptions to the lock-up agreements.

Response

The Company advises the Staff that the exceptions to the lock-up agreements are disclosed on pages 152 and 153 of the Prospectus.

Item 16. Exhibits and Financial Statements Schedules, page II-3

13.                               Please file the consent of Vanson Bourne as an exhibit to your registration statement as required by Securities Act Rule 436.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the referenced third party survey was commissioned by us in 2019 for marketing and research purposes. The Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third party expert of counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The survey was not commissioned for use in connection with the Registration Statement or to otherwise satisfy any specific disclosure requirement.

Additionally, the Company advises the Staff that the third party consultant hired to conduct the survey is not an “expert” within the meaning of Rule 436 of the Securities Act. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Further, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The Company advises the Staff that the third party consultant was hired to design a number of survey questions and collect survey data for marketing and research purposes, but the results do not reflect the opinion or judgment of an “expert,” and that the consultant is not amongst the enumerated professions under Section 7 of the Securities Act, nor is such consultant within a “profession [that] gives authority to a statement made by [such providers].” Additionally, the report was not prepared specifically for use in the Registration Statement. Accordingly, the Company believes that such third party consultant should not be considered an “expert” within the meaning of U.S. federal securities laws and the Company submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the third party survey.

General

14.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

15.                               Please disclose the source of the following assertions in your prospectus.

•                  You are the standard in Apple ecosystem management for the enterprise; and

•                  Jamf Nation is the world’s largest online community of IT professionals exclusively focused on Apple in the enterprise.

Response

The Company advises the Staff that it is the only vertically-focused Apple infrastructure and security platform of scale in the world. As stated in the Prospectus, the Company has approximately 34,000 customers, including Apple and 23 of the 25 most valuable brands, according to Forbes Most Valuable Brands rankings. Apple’s use of the Company’s solutions to administer Apple’s own devices supports that Apple, along with these other highly recognizable brands, view the Company as a leading platform in its field.  The Company also believes this statement is supported because the Company’s online community, Jamf Nation, has over 90,000 users, including both users of the Company’s products and potential users, who rely on Jamf Nation daily to answer questions and provide resources relating to Apple in the enterprise.  Additionally, the Company’s competitors are generally comprised of (i) large enterprise providers that compete with the Company with one cross-platform solution that is not specialized for Apple and (ii) early-stage companies that, while focused on Apple, offer a single product and do not provide meaningful scale.

In addition, as evidence of this success, hundreds of independent customer ratings on popular software review websites, including Gartner Insights, G2Crowd and Capterra, have recognized the Company as the “Customers’ Choice.” According to software ranking site G2, Jamf Pro also has highest “G2 score” of any mobile device management product, which is an algorithm that measures satisfaction and market presence of software products, and a consumer rating of 4.7 out of 5. Additionally, according to the below G2 Grid for Mobile Device Management in the enterprise, the Company is, by a significant margin, the highest ranking mobile device management “leader” based the algorithm measuring satisfaction and market presence.

In sum (i) the Company boasts a unique footprint as the only existing vertically-focused, comprehensive Apple ecosystem management platform of scale, (ii) the Company’s products are used by Apple itself and other brand leaders, (iii) enterprise users rely on Jamf Nation to answer questions and provide resources relating to Apple in the enterprise, and (iv) the Company is regularly recognized as the “Customers’ Choice” and “leader” in its industry. Accordingly, the statement in the Prospectus “We are the standard in Apple ecosystem management for the enterprise,” is supported.

The Company advises the Staff that there are few online communities dedicated to the management, connection and protection of Apple devices in the enterprise, and Jamf Nation is one of the only online communities with this exclusive focus.  Apple’s own user communities are principally focused on the consumer versus the enterprise user, whereas Jamf Nation focuses on the enterprise user exclusively.  The Company is aware of only a few outside resources that, like Jamf Nation, host forums or similar social communities related to the topic of management, connection and protection of Apple devices in the enterprise. The macadmin Slack channel hosts approximately 31,000 total users. Macbrained’s social community has approximately 270 members. Enterpriseios has had limited use in the past year. Conversely, Jamf Nation has over

90,000 users, including both users of the Company’s products and potential users, who rely on Jamf Nation daily to answer questions and provide resources relating to Apple in the enterprise. In sum. these outside resources have fewer users, based on published user counts, and/or are engaged with by users much less frequently than Jamf Nation. Accordingly, the Company advises the Staff that in light of the lack of similar communities with Jamf Nation’s focus on the Apple enterprise user, the statement in the Prospectus “Jamf Nation is the world’s largest online community of IT professionals exclusively focused on Apple in the enterprise,” is supported.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317, Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Dean Hager
Juno Topco, Inc.